UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

ITEM

TABLE OF CONTENTS

1.	Material fact.

COSAN S.A.

CNPJ/ME n° 50.746.577/0001-15

NIRE 35.300.177.045

A Publicly Held Company

NOTICE TO THE MARKET

Cosan S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or the “Company”) disclosed the documents related to its Annual and Extraordinary Shareholders' Meeting, held on April 30, 2021at 10 a.m. (9 a.m. US EST), online.

The Minutes of the Meeting, the Final Voting Map and the other documents related to the Meeting are available on the Company's Investor Relations website (www.cosan.com.br).

São Paulo, May 03, 2021

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer